Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

June 16, 2023

VIA CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

Re:	Brighthouse Life Insurance Company

Brighthouse SmartGuard Plus

Initial Registration Statement on Form S-3

File No. 333-268618

Dear Mr. Oh,

On behalf of Brighthouse Life Insurance Company (the “Company”), we are responding to the comments you conveyed to me and Alex Stith on June 7th and June 8th, 2023 with regard to the Company’s above-referenced filing (the “initial registration statement”). This letter has been filed as Correspondence and the Company will make corresponding changes to the initial registration statement reflecting revisions in response to the Staff’s comments. A courtesy blackline will be provided to the Staff.

For your convenience, the Staff’s comments are repeated below, followed by the Company’s response.

General

1.	Comment: Where a comment is made with regard to the disclosure in one location, it is applicable to disclosure occurring elsewhere in the registration statement.

Response: The Company confirms.

Front Cover Page

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2.	Comment: With regard to the second sentence of the fourth paragraph, please also include the disclosure found on p. 22 in the second paragraph under the heading “Availability of Indexed Accounts.”

Response: The Company has made the requested revisions.

3.	Comment: In the third sentence of the fourth paragraph, please change the phrase, “at an additional cost,” to state, “which is automatically included in the Policy at an additional cost.”

Response: The Company has made the requested revisions.

Special Terms

4.	Comment: In the definition of “Business Day,” please define the acronym “NYSE.”

Response: The Company has made the requested revisions.

5.

Comment: In the definition of “Distribution Payment,” please revise the first sentence to state, “Represents the amounts you receive under the GDR beginning on the Distribution Start Date.” Please also clarify in the definition that Distribution Payments are loans, or forms of loans.

Response: The Company has made the requested revisions.

6.	Comment: In the definition of “Excess Loan,” please make clear that an Excess Loan occurs when there is a loan outstanding.

Response: The Company has made the requested revisions.

7.	Comment: In the definition of “Interim Segment Value”:

a.	Beginning at the top of p. 7, in the third line, please change “Policy Cash Value,” which is not a defined term, to “Cash Value,” or “Policy’s Cash Value.”

Response: The Company has made the requested revisions.

b.

Throughout the prospectus, please be consistent when listing the various triggering events for the Interim Segment Value calculation. Consider using the phrasing in the definition of “Interim Segment Value” any time this list of triggering events is restated.

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Response: The Company has made the requested revisions.

8.

Comment: In the definition of “Lifetime Lapse Prevention Benefit,” assuming the change in comment no. 6 is made to clarify the definition of “Excess Loan,” please use the original language of the definition.

Response: The Company has made the requested revisions.

9.	Comment: In the definition of “One-time Payment,” please insert the word “cumulative” before “Maximum Distribution Payment” in the first line.

Response: The Company has made the requested revisions.

10.	Comment: In the definition of “Segment Credit,” please delete the phrase “in this prospectus and….” in the last sentence and consistently use the “new” term “Segment Credit” throughout the prospectus.

Response: The Company has made the requested revisions.

11.

Comment: In the definition of “Segment Performance Rate,” please delete the phrase “in this prospectus and…” in the last sentence and consistently use the “new” term “Segment Performance Rate” throughout the prospectus.

Response: The Company has made the requested revisions.

Summary

12.

Comment: In the last paragraph on p. 10, in the third sentence, please bold or otherwise emphasize the disclosure stating that Segment Value allocated to a maturing Indexed Account will automatically be renewed into the same Indexed Account unless instructions are given otherwise.

Response: The Company has made the requested revisions.

13.	Comment: In the third paragraph on p. 11, please be consistent when listing the triggering events for the Interim Segment Value calculation. Please refer to comment no. 7(b).

Response: The Company has made the requested revisions.

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14.

Comment: After the third paragraph on p. 11, please add a brief description at the end of the paragraph explaining what “Segment Value” is used for, explain that it is calculated differently from the Interim Segment Value, and explain how it is calculated.

Response: The Company has made the requested revisions.

15.	Comment: In the fourth paragraph on p. 11, please replace the parenthetical in the first sentence with the following: “defined in the “Special Terms” section above as ‘Interim Segment Value.’”

Response: The Company has made the requested revisions.

16.	Comment: On p. 11 in the fourth paragraph from the bottom, please revise the sentence to state that, “The Policy is only available in those states where it has been approved for sale.”

Response: The Company has made the requested revisions.

17.	Comment: On. p. 11, in the third paragraph from the bottom regarding right to substitute indexes, please revise pursuant to the April comment for the New York product.

Response: The Company has made the requested revisions.

18.	Comment: On p. 15, in the section “Access to Your Money”:

a.

In the second paragraph regarding ways to take a loan, please confirm the first method. Because “Cash Value” is defined to include the Loan Account, please consider revising “Cash Value” to “unloaned Cash Value.”

Response: The Company has made the requested revisions.

b.

With regard to the second bullet point, please add an example in Appendix D to illustrate the calculation of the One-Time Payment. Please also add a cross-reference in the second bullet point to Appendix D.

Response: The Company has made the requested revisions.

Fee Tables

19.	Comment: Generally, the Fee Table should be similar to that prescribed in Form N-6. Accordingly, in the first paragraph under the heading, please delete “and Rider”.

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Response: The Company has made the requested revisions.

20.	Comment: In the “Transaction Charges” table, in the first row of the last column, please delete footnote 1.

Response: The Company has made the requested revisions.

21.

Comment: In the “Transaction Charges” table, loan interest should be moved to Periodic Charges table below. Please also remove the parenthetical information in the middle column for “Loan Interest,” or instead put this information in a footnote.

Response: The Company has made the requested revisions.

22.	Comment: In footnote 1 to the “Transaction Charges” table, please delete the third and fourth sentences, which go beyond what Form N-6 dictates for that footnote.

Response: The Company has made the requested revisions.

23.	Comment: At the end of footnote 2 to the “Transaction Charges” table, please revise to state that the interest “could be as much as 7%.”

Response: The Company has made the requested revisions.

24.	Comment: At the top of p. 18 in the first paragraph above the table, please delete the second sentence.

Response: The Company has made the requested revisions.

25.	Comment: In the Periodic Charges table, please confirm the accuracy of the maximum Annual Cost of Insurance charge. It currently states “$1,000 per $1,000 of net amount at risk.”

Response: The Company has confirmed the accuracy. We deduct the Cost of Insurance on an annual basis. If we were to deduct monthly, the amount would be approximately $83.33 per $1,000 of net amount at risk.

26.	Comment: In footnote 7 to the Periodic Charges table, please explain the impact that Distribution Payments have on the Face Amount. Additionally, please add disclosure

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elsewhere in the prospectus addressing how Distribution Payments affect the Face Amount (and charges), in addition to the Death Benefit.

Response: Distribution Payments do not impact the Face Amount. Respectfully, the Company declines to make any disclosure changes.

Risk Factors

27.

Comment: On p. 19 in the first paragraph under “Interim Segment Value,” please be consistent when listing the triggering events for the Interim Segment Value calculation. Please refer to comment no. 7(b).

Response: The Company has made the requested revisions.

28.	Comment: On p. 20, at the end of the last bullet point, please add “or Segment Index Performance was positive,” similar to the end of the second bullet.

Response: The Company has made the requested revisions.

29.	Comment: On p. 21 under “GDR Risks,” in the second line of the second paragraph, please delete the parenthetical and instead add “outside of your scheduled Distribution Payments” after “taken.”

Response: The Company has made the requested revisions.

30.

Comment: On p. 21 under “GDR Risks” in the second paragraph, please make clear that the GDR will terminate if an additional (Excess) loan is taken, even when the One-Time Payment is not available. Please also indicate whether the Company will provide notice and/or remedy to an investor if a loan will result in the termination of the GDR. If notice and/or remedy is not provided, please alternatively add risk disclosure indicating that investors are solely responsible to determine whether a loan will result in the termination of the GDR. Please discuss this risk in this section, and in the “Loan Risks” section.

Response: The Company has made the requested revisions.

31.	Comment: On p. 21 in the added language of the fifth paragraph under “GDR Risks,” please clarify when the Annual Indexed Account Charge will be discontinued.

Response: The Company has made the requested revisions.

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32.

Comment: On p. 22 under “Availability of Indexed Accounts,” please add the second paragraph disclosure regarding the availability of Indexed Accounts to the cover page. Please refer to comment no. 2 above. Additionally, please also include Surrender charges in the second-to-last sentence.

Response: The Company has made the requested revisions.

33.	Comment: On p. 22, under “An Indexed Account may be Substituted,” please add the disclosure agreed upon in the April “New York” correspondence.

Response: The Company has made the requested revisions.

Indexed Accounts

34.

Comment: On p. 27 in the second bullet under “Indexed Accounts,” please clarify the referenced Segment Value is as of the Segment Starting Date, and note, in addition to the Accrued Cap Rate, that the Segment Value is adjusted for other transactions. Please refer to the “dollar amount” reductions for transactions in the last line of the definition of Interim Segment Value.

Response: The Company has made the requested revisions.

35.

Comment: On p. 27, with regard to romanette (iv), please be consistent when listing the triggering events for the Interim Segment Value calculation. Refer to comment no. 7(b). Please also include the Free Look period in romanette (iv).

Response: The Company has made the requested revisions.

36.	Comment: Please consider connecting the first two sentences at the top of p. 28, as they are related. Consider using the term “therefore” at the beginning of the second sentence.

Response: The Company has made the requested revisions.

37.	Comment: In the fourth line of the first paragraph on p. 28, please replace “potential interest based on” with “increases in the.”

Response: The Company has made the requested revisions.

Segment Value

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38.

Comment: At the end of the first paragraph under “Segment Value,” on p. 33, please replace “Interim Value calculation” with “Interim Segment Value calculation.” Please make the same correction in the definition of “Segment Value” in the “Special Terms” section.

Response: The Company has revised the applicable sentence(s), including removing references to “Interim Value calculation.”

Calculating Your Segment Value on a Segment Maturity Date

39.	Comment: At the bottom of p. 33 under “Examples,” please add Example 5 for the Death Benefit to the list of examples. Please also revise the intro language to state “2-5” instead of “2-4.”

Response: The Company has made the requested revisions.

Interim Segment Value Calculation

40.

Comment: On p. 36 under “Interim Segment Value Calculation,” please note that the last sentence of the first paragraph is repeated as the first sentence of the second paragraph. Please correct this error.

Response: The Company has made the requested revisions.

41.	Comment: At the bottom of p. 36 in the last paragraph, please restate narratively the calculation for the Interim Segment Value immediately preceding or at the beginning of this paragraph.

Response: The Company has made the requested revisions.

42.

Comment: In the last paragraph on p. 37, with regard to the deleted language, please clarify that the Interim Segment Value is calculated halfway through the Segment Term due to a triggering event. Make clear that there is, in fact, a reason for the Interim Segment Value calculation in the example. Please make similar clarifications in the first paragraph under Example 2 on p. 38 with regard to the deleted language in the third-to-last line of the paragraph.

Response: The Company has clarified the disclosure in the referenced paragraph to note that we calculate an Interim Segment Value on each Business Day between the Segment Start Date and prior to the Segment Maturity Date, regardless of whether you have requested a transaction. Examples 2A and 2B are meant to show the daily Interim Segment Value

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Calculation. The Interim Segment Value is the amount we use to determine the Indexed Account Cash Value prior to the Segment Maturity Date. The Indexed Account Cash Value is part of the Policy Cash Value, which determines how much is available for the following:

(i)  death benefits (including Policy Proceeds and an Accelerated Death Benefit for Terminal Illness payment);

(ii) loans (not including loans in connection with Distribution Payments under the GDR);

(iii) transfers from Indexed Account Cash Value to the Fixed Account because you start Distribution Payments under the GDR; or

(iv) Surrenders (including Surrenders in connection with the Free Look Period).

43.	Comment: In Example 2 on p. 38, please be consistent when listing the triggering events for the Interim Segment Value calculation. Please refer to comment no. 7(b).

Response: The Company has made the requested revisions.

Transfers

44.	Comment: On p. 40, in the second-to-last paragraph:

a.	With regard to the first two sentences, please be more precise as to when the investor must notify the Company regarding transfer instructions in connection with a Segment Maturity Date.

Response: The Company has made the requested revisions.

b.	Please add “or you have elected the automatic Cash Value rebalancing program” to the end of the first sentence.

Response: The Company has made the requested revisions.

c.	After “Administrative Office” in the third line, please add a cross-reference to the “Requests and Elections” section.

Response: The Company has made the requested revisions.

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45.

Comment: In the first line of the last paragraph on p. 40, please ensure that the term “Notice” is used correctly. In the “Special Terms” section, this refers to a communication from the investor to the Company, not from the Company to the investor. Revise the definition or this section accordingly.

Response: Where the Company is notifying the investor, the Company has consistently replaced “Notice” with “notice.”

Loans

46.

Comment: At the bottom of p. 42 under “Loans that are not Distribution Payments under the GDR,” please consider underlining this heading or otherwise distinguishing it from the bolded language immediately below.

Response: The Company has distinguished this heading by unindenting it and also italicized the Note.

47.	Comment: At the top of p. 43, the first paragraph suggests that investor will not know how much is available for a loan until after they have requested the loan.

a.	Please state, if accurate, that an investor can determine an appropriate loan amount (and how) before s/he makes a loan request.

Response: The Company has made clarifying revisions.

b.

If such loan amount is not available ahead of a loan request, please identify what notice the investor will receive, if any, if the loan request results in an Excess Loan, and/or what corrective action may be taken if an Excess Loan is taken. Otherwise, please provide disclosure explaining that the investor is solely responsible for determining an appropriate loan amount and the risk that an investor may unwittingly take an Excess Loan.

Response: The Company has moved existing disclosure closer to the top of p. 43 and made clarifying revisions.

48.	Comment: In the first bullet on p. 43, please remove “the” before 90%.

Response: The Company has made the requested revisions.

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49.	Comment: Please break up the fourth bullet on p. 43 into two sentences. Please begin the second sentence with “This is calculated using the annual…” and please bold this second sentence.

Response: The Company has revised the 4th bullet.

50.

Comment: In the narrative introduction to Example 4A on p. 43, please explain how the Loan Balance differs from Loan Account Cash Value. If there is a calculation that reflects how these values differ, please include such calculation in a footnote. This appears to be the only time this term is used. In Example 4A, it is unclear what the Loan Account Cash Value represents, how it is calculated, and how it relates to the Loan Balance. Please generally clarify.

Response: The Company has replaced the term “Loan Balance” with “Policy Loan Balance,” which is a defined term in the Prospectus and added clarifying disclosure in the prospectus. We included Policy Loan Balance and Loan Account Cash Value in the Loan Value example because we assume there is already an existing loan at the time of this Loan Value calculation (halfway through the Policy Year). We added clarifying disclosure to explain that Policy Loan Balance includes interest we charge the investor for taking a loan while Loan Account Cash Value includes interest the investor earns based on the amounts in the Loan Account.

51.	Comment: In footnote 6 to Example 4A at the bottom of p. 44:

a.	Please bring this narrative explanation into the prospectus disclosure. For example, please consider adding it to in the fourth bullet point on p. 43.

Response: The Company has made the requested revisions.

b.	Please also confirm that the formula in footnote 6 is correct, e.g., it appears that the interest is being charged against Cash Value versus Loan Value.

Response: The Company confirms that the formula in footnote 6 is correct. For purposes of calculating the Loan Value, which is the maximum available for a loan, we calculate the projected amount of loan interest as if the investor were to take the maximum amount (90% of the Cash Value).

52.	Comment: In the last paragraph on p. 45, please revise the second sentence in light of the deleted language in the second line. It is unclear what is allocated.

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Response: The Company has made the requested revisions.

53.	Comment: In footnote 7 on p. 47:

a.	In the second line of the formula, please move the “1-” to the outside of the parentheses so that it precedes the parenthetical equation, if accurate.

Response: The Company has made the requested revisions.

b.	Comment: Please revise the parenthetical at the end of the footnote to state “assuming no additional loans or Accelerated Death Benefit payments.”

Response: The Company has made the requested revisions.

54.	Comment: In footnote 9 on p. 47, please replace “Segment Index-Linked Credit Rate” with “new” term “Segment Performance Rate.”

Response: The Company has made the requested revisions.

55.	Comment: In Example 4C on p. 48, under “Interim Segment Value Calculation Halfway through Term,” please change the Segment Performance Rate to -15% instead of -5%.

Response: The Company has made the requested revisions.

56.	Comment: In footnote 7 on p. 49, please apply the same revisions described in comment no. 53 above.

Response: The Company has made the requested revisions.

57.	Comment: In footnote 9 on p. 49, please insert “is” before 0%.

Response: The Company has made the requested revisions.

Cash Value

58.

Comment: On p. 50, please confirm the accuracy of the third bullet point under “Holding Account Cash Value.” We are uncertain why any amount would be transferred to the Holding Account on a Policy Anniversary. In addition, our general understanding is that the Holding Account Value on any Policy Anniversary would be $0 because any Holding Account value would be transferred to an Indexed Account or the Fixed Account.

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Response: The Company confirms the accuracy of the bullet points under “Holding Account Cash Value.” If a loan is repaid on a Policy Anniversary, the loan repayment would go into the Holding Account first. At the end of the day on the Policy Anniversary (after all other transactions have been processed), we transfer the Cash Value in the Holding Account to the Indexed Account or the Loan Account. For clarity, the Company has added a note after the bullets stating that the Cash Value in any Holding Account at the end of a Policy Anniversary will always equal zero.

Death Benefit

59.	Comment: On p. 51, in the two bullet points under “Death Benefit,” please add “as identified below” to the end of the second bullet.

Response: The Company has made the requested revisions.

60.

Comment: In the fourth line of the first paragraph under the two bullet points on p. 51, please insert “are set by the Code and” after the word “factors.” Additionally, in the paragraph below “Cash Value Accumulation Test,” please replace the end of the second sentence with “times the minimum death benefits factor set by the Code as described above,” if accurate.

Response: The Company has made the requested revisions.

61.	Comment: On p. 53, in footnote 10, please lowercase the word “refund” in the first line.

Response: The Company has made the requested revisions.

Guaranteed Distribution Rider

62.	Comment: On p. 54, under “GDR Charge,” in the formulas for the GDR Charge before and after the Distribution Start Date:

a.	In no. 1, please remove “divided by 1,000” and instead express the charge rate as a percentage.

Response: Respectfully, the Company declines to remove the “divided by 1,000.” This same rate and formula are included in the Policy, and we do not want to create investor confusion by having prospectus disclosure that is inconsistent with the Policy. The Company has revised the formula for clarity and for consistency with the Fee Table.

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b.

Please remove “The GDR Charge Rate multiplied by” from the beginning of the formulas in (1) and (2), and revise the introductory sentence to state, “…the GDR charge is equal to the GDR Charge rate (described below) multiplied by the greater of:”

Response: The Company has made the requested revisions.

c.	Please also provide a representative GDR Charge rate and apply that in an example of the GDR Charge before the Distribution Start Date, and on or after the Distribution Start Date.

Response: The Company notes that current examples show the representative insured rates/percentages. For clarity, the Company has revised the disclosure for the GDR Charge examples to specifically note the GDR Charge rate and GDR Charge percentage for a Representative Insured.

63.	Comment: In the third paragraph below the GDR Charge formulas on p. 54, please insert “specifications page” at the end of the second sentence (after “policy”). It appears to have been cut off.

Response: The Company has made the requested revisions.

64.

Comment: At the top of p. 55, with regard to the strikethrough on “the Loan Value,” please make sure that this deletion is applied consistently throughout the discussion, or wherever the GDR is discussed.

Response: The Company has made clarifying revisions.

65.

Comment: In the ninth line of the first full paragraph on p. 55, in the sentence beginning with “The Guaranteed Minimum Distribution Payments are dollar amounts,” please provide more disclosure indicating how the factors that follow are applied, and clarify whether those factors are applied to the Policy value at the Issue Date or at some other time or something different all-together. Please also provide a representative payment.

Response: The Company has made the requested revisions.

66.

Comment: On p. 58, in reference to the third paragraph under “Distribution Payment Frequency,” please provide corresponding information for the Guaranteed Minimum Distribution Payments on p. 55, i.e., state whether the same factors apply.

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Response: The Company has made the requested revisions.

67.	Comment: In no. 1 under “One Time Payment” on p. 58, please indicate as of what date this determination occurs if not made clear elsewhere.

Response: The Company has made the requested revisions.

68.	Comment: At the bottom of p. 59, in the second-to-last paragraph,

a.	Clarify whether if an investor picks a loan amount more than the One Time Payment and, just like that terminates the GDR or is there some kind of failsafe to avoid a negligent/inadvertent termination?

Response: The Company has made the requested revisions.

b.

Clarify how the One Time Payment limit is calculated on restart, particularly, whether the Minimum Distribution Payment for the period in which the restarted loan is taken is included in the calculation of the One Time Payment limit that bounds the amount that can be taken. In addition, clarify whether the investor can choose a different frequency (i.e., annual or another period) once they restart payments or whether the earlier frequency would still apply. Further, provide an example demonstrating this calculation of a restarted One Time Payment limit.

Response: The Company has clarified the disclosure about One-Time Payment calculations on restart. The Company also added disclosure stating that upon restarting Distribution Payments, the investor cannot select a different Distribution Payment Frequency or Distribution Payment Duration. Additionally, the examples provided do not change upon a restart however, the Company has clarified the disclosure in Appendix D.

c.

At the start of the paragraph, add a sentence to the effect that the restarted loan amount taken will be treated as the One Time Payment, “whether or not the amount of the loan is the full amount available as the One Time Payment.”

Response: The Company has made the requested revisions.

69.	Comment: On p. 60, in the bolded note, please add the following disclosure to the end of the first sentence: “as those payments increase the Policy Loan Balance.”

Response: The Company has made the requested revisions.

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Acceleration of Death Benefit for Terminal Illness

70.

Comment: On p. 61, please confirm the accuracy of the added language of the second paragraph under the heading. The language indicates the “death benefit” is proportionately reduced, and it is unclear which death benefit is being referenced.

Response: The Company has made clarifying revisions.

Requests and Elections

71.	Comment: On p. 73, in the Requests and Elections section, please clarify what “in writing” means (i.e., indicate whether a written request includes fax, paper mail, e-mail, etc.).

Response: The Company has made the requested revisions.

Information Incorporated by Reference

72.	Comment: On p. 76, under “Information Incorporated by Reference,” please ensure to incorporate by reference reports filed since the end of the prior fiscal year.

Response: The Company will incorporate the necessary reports.

Appendices

73.	Comment: In Appendix B, in footnote 3 on p. b-2, it appears that 1440 should be 1400.

Response: The Company has made the requested revisions.

74.

Comment: In Appendix D, under “A. Guaranteed Minimum Distribution Payment,” if the first crossed-out sentence is true, please retain it, and incorporate similar disclosure in the GDR discussion (see comment no. 65). Please apply the same comment to the crossed-out language in “B. Maximum Distribution Payment.”

Response: The Company has made the requested revisions.

*        *        *

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

We appreciate the Staff’s review of and comments on this correspondence filing. We remind the staff that the Company is seeking to clear all comments no later than June 30th. If you have any additional questions or concerns, please call the undersigned at (212) 389-5080.

Very truly yours,

/s/ Dodie C. Kent

Dodie C. Kent
Partner
Eversheds Sutherland (US) LLP

cc:	Michele Abate, Head of Securities Products & Funds Law, Brighthouse Financial Alyson Saad, Managing Corporate Counsel, Brighthouse Financial